Robert S. Kant

Tel 602.445.8302

Fax 602.445.8100

kantr@gtlaw.com

March 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Quest Resource Holding Corporation
Registration Statement on Form S-3
Filed October 12, 2018
File No. 333-227800

Dear Ms. Haywood:

The following is in response to your letter dated November 8, 2018 (the “Comment Letter”). On behalf of Quest Resource Holding Corporation (the “Company”), we are responding to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form S-3 Filed October 12, 2018

General, page 1

1.    Staff Comment: Please tell us how you are eligible to conduct your offering on Form S-3. It appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement is less than $75 million, as required by General Instruction I.B.1 of Form S-3. If you believe that you are eligible to register securities on Form S-3 in reliance on General Instruction I.B.6, please comply with Instruction 7 to the General Instruction I.B.6.

Company Response: We respectfully advise the Staff that the Company has relied on General Instruction I.B.6 of Form S-3 in filing the Registration Statement on Form S-3. On the date hereof, the Company filed amendment No. 1 to Form S-3 (“Amendment No. 1”) and added to the outside front cover of the prospectus the calculation of the aggregate market value of its outstanding voting and non-voting common equity pursuant to General Instruction I.B.6 and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus as required by Instruction 7 to General Instruction I.B.6.

Greenberg Traurig, LLP | Attorneys at Law

2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | T +1 602.445.8000 | F +1 602.445.8100

United States Securities and Exchange Commission

March 15, 2019

Prospectus Cover Page, page 2

2.    Staff Comment: Rule 430B(b) permits omission of the number of shares registered for resale and the list of selling shareholders “for primary offerings pursuant to General Instruction I.B.1.” Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling stockholders in the Selling Security Holders section. Please refer to Rule 430B(b)(2) and Instruction II.G of Form S-3.

Company Response: We respectfully advise the Staff that the number of shares registered for resale was already reflected throughout the prospectus. However, in Amendment No. 1 the Company has increased the number of shares registered for resale from 4,000,000 shares to 4,296,915. In addition, the Company has revised the disclosure in the Selling Security Holders section to include the list of selling stockholders and the number of shares to be sold by each selling stockholder.

* * * * *

We hope that this resolves the questions as outlined in your letter. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Robert S. Kant

Robert S. Kant

cc:	S. Ray Hatch, President and Chief Executive Officer
Laurie L. Latham, Senior Vice President and Chief Financial Officer

Greenberg Traurig, LLP | Attorneys at Law